Term sheet To prospectus dated December 1, 2005, prospectus supplement dated October 12, 2006 and product supplement no. 149-I dated August 5, 2008	Term Sheet to Product Supplement No. 149-I Registration Statement No. 333-130051 Dated August 5, 2008; Rule 433

Structured Investments	JPMorgan Chase & Co. $ Bearish Return Enhanced Notes Linked Inversely to the Financial Select Sector SPDR® Fund due August 12, 2010

General

  The notes are designed for investors who seek a return of four times any depreciation of the Financial Select Sector SPDR® Fund up to a maximum total return on the notes of 84%* at maturity. Investors should be willing to forgo interest and dividend payments, and if the Final Share Price increases as compared to the Initial Share Price, be willing to lose some or all of their principal at a rate of four times the appreciation of the Index Fund, up to 100% of their principal.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing August 12, 2010†.
  Minimum denominations of $20,000 and integral multiples of $1,000 in excess thereof.
  The notes are expected to price on or about August 5, 2008 and are expected to settle on or about August 8, 2008.

Key Terms

Index Fund:	The Financial Select Sector SPDR® Fund (the “Index Fund”).
Downside Leverage Factor:	4
Upside Leverage Factor	4
Payment at Maturity:

If the Final Share Price is less than the Initial Share Price, you will receive at maturity a cash payment that provides you with a return per $1,000 principal amount note equal to the Share Change multiplied by 4, subject to a Maximum Total Return on the notes of 84%*. For example, if the Share Change is more than 21%, you will receive the Maximum Total Return on the notes of 84%*, which entitles you to a maximum payment at maturity of $1,840 for every $1,000 principal amount note that you hold. Accordingly, if the Share Change is positive, your payment at maturity per $1,000 principal amount note will be calculated as follows, subject to the Maximum Total Return:

$1,000 + [$1,000 x (Share Change x 4)]
* The actual Maximum Total Return on the notes will be set on the pricing date and will not be less than 84%.

If the Final Share Price is greater than the Initial Share Price, you will lose 4% of the principal amount of your notes for every 1% that the Final Share Price increases above the Initial Share Price, provided that your final payment at maturity will not be less than $0 per $1,000 principal amount note. Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 x (Share Change x 4)]

Notwithstanding the foregoing, in no event will the payment at maturity per $1,000 principal amount note be less than $0.

You will lose some or all of your investment at maturity if the Final Share Price increases from the Initial Share Price and, as a result of the Upside Leverage Factor of 4, you will lose all of your investment at maturity if the Final Share Price increases from the Initial Share Price by 25% or more.

Share Change:	Initial Share Price – Final Share Price Initial Share Price
Initial Share Price:	The closing price of one share of the Index Fund on the pricing date, divided by the Share Adjustment Factor.
Final Share Price:	The closing price of one share of the Index Fund on the Observation Date.
Share Adjustment Factor:

1.0 on the pricing date and subject to adjustment under certain circumstances. See “Description of Notes — Payment at Maturity” and “General Terms of Notes — Anti-Dilution Adjustments” in the accompanying product supplement no. 149-I for further information about these adjustments.

Observation Date†:	August 5, 2010
Maturity Date†:	August 12, 2010
CUSIP:
†	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 149-I.

Investing in the Bearish Return Enhanced Notes involves a number of risks. See “Risk Factors” beginning on page PS-8 of the accompanying product supplement no. 149-I and “Selected Risk Considerations” beginning on page TS-3 of this term sheet.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 149-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us

Per note	$	$	$

Total	$	$	$

(1)	Please see “Supplemental Underwriting Information” in this term sheet for information about fees and commissions.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

August 5, 2008

Additional Terms Specific to the Notes

You should read this term sheet together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 149-I dated August 5, 2008. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 149-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 149-I dated August 5, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208003934/e32521_424b2.pdf

  Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

  Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

What Is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index Fund?

The following table illustrates the hypothetical total return at maturity on the notes. The “total return” as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume an Initial Share Price of $21 and a Maximum Total Return on the notes of 84%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Final Share Price	Share Change	Total Return

$31.50	-50.00%	-100.00%
$29.40	-40.00%	-100.00%
$27.30	-30.00%	-100.00%
$26.25	-25.00%	-100.00%
$25.20	-20.00%	-80.00%
$24.15	-15.00%	-60.00%
$23.10	-10.00%	-40.00%
$22.05	-5.00%	-20.00%
$21.53	-2.50%	-10.00%
$21.21	-1.00%	-4.00%
$21.00	0.00%	0.00%
$20.79	1.00%	4.00%
$20.48	2.50%	10.00%
$19.95	5.00%	20.00%
$18.90	10.00%	40.00%
$17.85	15.00%	60.00%
$16.80	20.00%	80.00%
$16.59	21.00%	84.00%
$14.70	30.00%	84.00%
$12.60	40.00%	84.00%
$10.50	50.00%	84.00%
$8.40	60.00%	84.00%
$6.30	70.00%	84.00%
$4.20	80.00%	84.00%

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Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table on the previous page are calculated.

Example 1: The closing price of one share of the Index Fund declines from the Initial Share Price of $21 to a Final Share Price of $19.95. Because the Final Share Price of $19.95 is less than the Initial Share Price of $21 and the Share Change of 5% multiplied by 4 does not exceed the hypothetical Maximum Total Return of 84%, the investor receives a payment at maturity of $1,200 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 x (5% x 4)] = $1,200

Example 2: The closing price of one share of the Index Fund declines from the Initial Share Price of $21 to a Final Share Price of $14.70. Because the Final Share Price of $14.70 is less than the Initial Share Price of $21 and the Share Change of 30% multiplied by 4 exceeds the hypothetical Maximum Total Return of 84%, the investor receives a payment at maturity of $1,840 per $1,000 principal amount note, the maximum payment on the notes.

Example 3: The closing price of one share of the Index Fund increases from the Initial Share Price of $21 to a Final Share Price of $23.10. Because the Final Share Price of $23.10 is greater than the Initial Share Price of $21, the Share Change is negative and the investor receives a payment at maturity of $600 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 x (-10% x 4)] = $600

Example 4: The closing price of one share of the Index Fund increases from the Initial Share Price of $21 to a Final Share Price of $27.30. Because the Final Share Price of $27.30 is greater than the Initial Share Price of $21, resulting in a Share Change of -30%, and because the payment at maturity per $1,000 note may not be less than $0 per $1,000 principal amount note, the investor receives a payment at maturity of $0 per $1,000 principal amount note.

Selected Purchase Considerations

  APPRECIATION POTENTIAL — The notes provide the opportunity to enhance equity returns by multiplying a positive Share Change (i.e., the closing price of one share of the Index Fund declines) by 4, up to the Maximum Total Return on the notes of 84%, or $1,840 for every $1,000 principal amount note. The actual Maximum Total Return on the notes will be set on the pricing date and will not be less than 84%. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  ACCELERATED LOSS IF THE CLOSING PRICE OF ONE SHARE OF THE INDEX FUND APPRECIATES — The notes provide for an Upside Leverage Factor of 4. If the Final Share Price is greater than the Initial Share Price, for every 1% that the Final Share Price increases above the Initial Share Price, you will lose an amount equal to 4% of the principal amount of your notes, provided that your payment at maturity will not be less that $0. Accordingly, you will lose your entire initial investment at maturity if the Final Share Price is greater than the Initial Share Price by 25% or more.
  RETURN LINKED TO THE FINANCIAL SELECT SECTOR SPDR® FUND — The return on the notes is linked to the Financial Select Sector SPDR® Fund. The Index Fund is an exchange-traded fund that trades on the American Stock Exchange LLC, or AMEX, and is managed by SSgA Funds Management, Inc. (“SSFM”). The Index Fund seeks investment results that, before fees and expenses, generally correspond to the price and yield performance of publicly traded equity securities of companies in the financial services sector, as represented by the Financial Select Sector Index, which we refer to as the Underlying Index. The Underlying Index measures the performance of the financial services sector of the U.S. equity market, as defined by the S&P 500® Index. The Underlying Index includes companies in the following sub-sectors: banking, mortgage finance, consumer finance, specialized finance, investment banking and brokerage, asset management and custody, corporate lending, insurance and financial investment, and real estate, including real estate investment trusts. For additional information about the Index Fund and the Underlying Index, see the information set forth under “The Financial Select Sector SPDR® Fund” in the accompanying product supplement no. 149-I.

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  CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 149-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, it is reasonable to treat your notes as “open transactions” for U.S. federal income tax purposes. Assuming this characterization is respected, your gain or loss on the notes should be treated as long-term capital gain or loss if you hold the notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the “IRS”) or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, on December 7, 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, which might include the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in (including holding a short position in) the Index Fund, the Underlying Index or any of the equity securities held by the Index Fund or included in the Underlying Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 149-I dated August 5, 2008.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS ON AN ACCELERATED BASIS — The notes do not guarantee any return of principal at maturity. The return on the notes at maturity is linked inversely to the performance of the Index Fund and will depend on whether, and the extent to which, the Share Change is positive or negative. Your investment will be exposed, on an inverse, leveraged basis, to any increase in the Final Share Price, as compared to the Initial Share Price. For every 1% that the Final Share Price increases above the Initial Share Price, you will lose 4% of the principal amount of your notes, provided that your payment at maturity will not be less that $0. Accordingly, you will lose your entire initial investment at maturity if the Final Share Price is greater than the Initial Share Price by 25% or more.
  YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM TOTAL RETURN — If the Final Share Price is less than the Initial Share Price, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed a predetermined percentage of the principal amount, regardless of the depreciation in the Index Fund, which may be significant. We refer to this percentage as the Maximum Total Return, which will be set on the pricing date and will not be less than 84%.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which J.P. Morgan Securities Inc., which we refer to as JPMSI, will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of shares of the Index Fund or the equity securities held by the Index Fund or included in the Underlying Index would have.

JPMorgan Structured Investments — Bearish Return Enhanced Notes Linked Inversely to the Financial Select Sector SPDR® Fund	TS-3

  THERE ARE RISKS ASSOCIATED WITH THE INDEX FUND — Although shares of the Index Fund are listed for trading on the AMEX and a number of similar products have been traded on the AMEX and other securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Index Fund or that there will be liquidity in the trading market. In addition, SSFM is the Index Fund’s investment adviser. The Index Fund is subject to management risk, which is the risk that the SSFM’s investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. For example, SSFM may invest up to 5% of the Index Fund’s assets in securities not included in the Underlying Index but which SSFM believes will help the Index Fund track the Underlying Index, as well as in certain futures, options, swap contracts and other derivatives, cash and cash equivalents or money market instruments, such as repurchase agreements and money market funds (including affiliated money market funds).
  THE PERFORMANCE OF THE INDEX FUND MAY NOT CORRELATE WITH THE PERFORMANCE OF THE UNDERLYING INDEX — The Index Fund will generally invest in all of the equity securities included in the Underlying Index. There may, however, be instances where SSFM may choose to overweight another stock in the Underlying Index, purchase securities not included in the Underlying Index that SSFM believes are appropriate to substitute for a security included in the Underlying Index or utilize various combinations of other available investment techniques in seeking to track accurately the Underlying Index. In addition, the performance of the Index Fund will reflect additional transaction costs and fees that are not included in the calculation of the Underlying Index. Also, corporate actions with respect to the equity securities (such as mergers and spin-offs) may impact the variance between the Index Fund and the Underlying Index. Finally, because the shares of the Index Fund are traded on the AMEX and are subject to market supply and investor demand, the market value of one share of the Index Fund may differ from the net asset value per share of the Index Fund. For all of the foregoing reasons, the performance of the Index Fund may not correlate with the performance of the Underlying Index. For additional information about the variation between the performance of the Index Fund and the performance of the Underlying Index, see the information set forth under “The Financial Select Sector SPDR® Fund” in the accompanying product supplement no. 149-I.
  THE INDEX FUND IS CONCENTRATED IN THE FINANCIAL SERVICES SECTOR — All or substantially all of the equity securities held by the Index Fund are issued by companies whose primary business is directly associated with the financial services sector. Financial services companies are subject to extensive government regulation, which may limit both the amounts and types of loans and other financial commitments they can make, and the interest rates and fees they can charge. Any relaxation in such government regulation may have a positive effect on financial services companies. In addition, some financial services companies may recently have benefitted from emergency government measures designed to prevent sudden and precipitous declines in the share prices of financial services companies and improve the liquidity available to the financial services sector. The adoption of new measures, or the continuation, discontinuation or modification of existing measures aimed at protecting the share prices of financial services companies may have a positive effect on the value of the securities of financial services companies. Profitability is largely dependent on the availability and cost of capital funds, and can fluctuate significantly when interest rates change. Consolidations in the financial services industry may lead to less competition, which may positively affect financial services companies. As a result, the value of the notes may be subject to greater volatility and be more likely to be affected by a single economic, political or regulatory occurrence affecting this sector than a different investment linked to securities of a more broadly diversified group of issuers.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, we are currently one of the companies that make up the Index Fund and the Underlying Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Index Fund, the Underlying Index and the notes.
  THE ANTI-DILUTION PROTECTION FOR THE INDEX FUND IS LIMITED — The calculation agent will make adjustments to the Share Adjustment Factor for certain events affecting the shares of the Index Fund. However, the calculation agent will not make an adjustment in response to all events that could affect the shares of the Index Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the price of one share of the Index Fund on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility of the Index Fund;
    the time to maturity of the notes;
    the dividend rate on the equity securities held by the Index Fund;
    interest and yield rates in the market generally as well as in the markets of the equity securities held by the Index Fund;
    a variety of economic, financial, political, regulatory or judicial events;
    the occurrence of certain events to the Index Fund that may or may not require an adjustment to the Share Adjustment Factor; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments — Bearish Return Enhanced Notes Linked Inversely to the Financial Select Sector SPDR® Fund	TS-4

Historical Information

The following graph sets forth the historical performance of the Financial Select Sector SPDR® Fund based on the weekly closing price of one share of the Index Fund from January 3, 2003 through August 1, 2008. The closing price of one share of the Index Fund on August 4, 2008 was $21.45. We obtained the closing prices for shares in the Index Fund below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical closing prices per share of the Index Fund should not be taken as an indication of future performance, and no assurance can be given as to the closing price of one share of the Index Fund on the Observation Date. We cannot give you assurance that the performance of the Index Fund will result in the return of any of your initial investment.

Supplemental Underwriting Information

JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission that will depend on market conditions on the pricing date. In no event will that commission, which includes structuring and development fees, exceed $30.00 per $1,000 principal amount note. See “Underwriting” beginning on page PS-38 of the accompanying product supplement no. 149-I.

For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate of ours will receive a structuring and development fee. In no event will the total amount of these fees exceed $30.00 per $1,000 principal amount note.

JPMorgan Structured Investments — Bearish Return Enhanced Notes Linked Inversely to the Financial Select Sector SPDR® Fund	TS-5